Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Amendment 3 to Form S-4) and related Prospectus of X-Rite, Incorporated for the registration of approximately 7,232,000 shares of its common stock and to the incorporation by reference therein of our reports dated March 1, 2006, with respect to the consolidated financial statements and schedule of X-Rite, Incorporated and subsidiaries, X-Rite, Incorporated and subsidiaries management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of X-Rite, Incorporated and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Grand Rapids, Michigan

May 4, 2006